UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cazoo Group Ltd

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L 105
(CUSIP Number)

Daniel S. Och
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, NY 10065
(914) 787-7858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L 105

1.	NAMES OF REPORTING PERSONS Daniel S. Och
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 34,279,818
	8.	SHARED VOTING POWER 8,944,343
	9.	SOLE DISPOSITIVE POWER 34,279,818
	10.	SHARED DISPOSITIVE POWER 8,944,343

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,224,161
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G2007L 105

1.	NAMES OF REPORTING PERSONS Ajax I Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,944,343
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,944,343

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,944,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.15%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 1 (the “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on September 7, 2021 (the “Schedule 13D”), with respect to the Class A ordinary shares, par value $0.0001 per share, of Cazoo Group Ltd (the “Issuer”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

ITEM 4	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On February 26, 2022, all of the issued and outstanding Class C ordinary shares, par value $0.0001 per share (the “Class C Ordinary Shares”) of the Issuer automatically converted on a one-for-one basis into Class A Ordinary Shares as a result of the expiration of the relevant lock-up period, which conversion increased the number of Class A Ordinary Shares issued and outstanding from 118,527,784 (as of January 31, 2022 based on information received from the Issuer) to 759,451,810.

The information set forth in Item 6 of this Amendment is incorporated by reference in its entirety into this Item 4.

ITEM 5	INTERESTS IN THE SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)	Aggregate number and percentage of securities. The aggregate number and percentage of Class A ordinary shares beneficially owned by the Reporting Persons is based on 759,451,810 Class A Ordinary Shares issued and outstanding as of January 31, 2022, giving effect to the conversion of the Class C Ordinary Shares, plus the Class A ordinary shares underlying the Private Placement Warrants, as is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein include Class A Ordinary Shares received or receivable in respect of (i) 13,150,000 PIPE shares; (ii) 21,129,818 Private Placement Warrants; and (iii) 8,944,343 Class B Ordinary Shares, but do not include or assume the conversion of any of the Notes described in Item 6 of this Amendment.

(b)	Power to vote and dispose. The Class A ordinary shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)	Except as set forth in Item 6, no transactions in the Class A Ordinary Shares have been effected by the Reporting Persons since the filing of the Schedule 13D.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On February 9, 2022, the Holders (as defined below), each an affiliate of the Reporting Persons, entered into a Purchase Agreement with the Issuer and the other parties thereto (the “Purchase Agreement”), the form of which is attached as Exhibit 7 hereto and is incorporated herein by reference, pursuant to which (i) WCH 2022 Quad, LLC agreed to purchase $9,000,000 principal amount of the Issuer's 2.00% Convertible Senior Notes due 2027 (the “Notes”), (ii) WCHS Holdings 1, LLC agreed to purchase $3,000,000 principal amount of the Notes and (iii) JADOFF Investments, LP agreed to purchase $3,000,000 principal amount of the Notes, which, collectively, are convertible into 3,000,000 Class A Ordinary Shares at a price of $5.00 per share on the terms and subject to the conditions of the Notes. WCH 2022 Quad, LLC, WCHS Holdings 1, LLC and JADOFF Investments, LP, collectively, are referred to herein as the “Holders.” The Notes will be convertible at the option of the Holders at any time after November 6, 2022 and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027. In addition, the Issuer may force the conversion of the Notes on or after February 16, 2025, if the trading price of the Issuer’s Class A Ordinary Shares exceeds 150% of the conversion price for at least 20 trading days (whether or not consecutive) in any consecutive 30 trading day period (the “Trading Condition”).

The Holders will have the right to require the Issuer to repurchase all or some of its Notes for cash at 100% of its principal amount, plus all accrued and unpaid interest to, and including, the date of repurchase, upon the occurrence of certain corporate events, subject to certain conditions. The Notes will not be guaranteed or secured upon issuance but will receive the benefit of any guarantees or security provided at any time for the benefit of certain other indebtedness of the Issuer for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory and certain other indebtedness.

The Issuer may not redeem the Notes prior to February 16, 2025. The Notes are redeemable, in whole or in part, for cash at the Issuer’s option at any time, and from time to time, on or after February 16, 2025, but only if (i) the Trading Condition is met, or (ii) the aggregate principal amount of the Notes outstanding and held by persons other than the Issuer or its affiliates is less than 15% of the initial aggregate principal amount of the Notes.

If the Notes have not been converted, repurchased or redeemed at or prior to maturity of the Notes, the Holders will also be entitled to payment of a premium at maturity of the Notes, equal to 50% of the principal amount of the Notes. The premium is payable in cash, Class A Ordinary Shares or a combination thereof at the option of the Issuer. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Class A Ordinary Shares is above $6.75 for any trading day beginning on (and excluding) the 10th trading day following the second anniversary of the closing date and ending on (and including) the 20th trading day following the second anniversary of the closing date. For the avoidance of doubt, this premium will not be payable by the Issuer (i) in the event of a mandatory conversion on or prior to maturity, (ii) in the event of a voluntary conversion by the Holders on or prior to maturity or (iii) in connection with a conversion following a make-whole fundamental change or an offer to purchase Notes upon a fundamental change.

The Notes were issued on February 16, 2022 (the “Closing”) pursuant to an Indenture entered into between the Issuer and U.S. Bank Trust Company, National Association, as trustee. The Indenture includes customary covenants and events of default.

At the Closing, the Holders entered into a Registration Rights Agreement with the Issuer and the other parties thereto (the “Registration Rights Agreement”), the form of which is attached as Exhibit 8 hereto and is incorporated herein by reference, pursuant to which, among other things, the Holders will be granted customary registration rights with respect to the Class A Ordinary Shares underlying the Notes.

The foregoing descriptions of the Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreements which are incorporated as Exhibits 7 and 8, respectively.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

Exhibit 7	Purchase Agreement, dated as of February 9, 2022, between the Issuer and the purchasers set forth on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K (File No. 001-40754), filed with the SEC on February 16, 2022 (the “Form 6-K”)).

Exhibit 8	Registration Rights Agreement, dated as of February 16, 2022, by and between the Issuer and the holders named therein (incorporated by reference to Exhibit 99.4 of the Form 6-K).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2022

Daniel S. Och

/s/ Daniel S. Och
Daniel S. Och

Ajax I Holdings, LLC

/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President